July 15, 2009

Via EDGAR

dbabiarz@duffordbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:  Ms. Suying Li

RE:	US Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009
File No. 001-33190

Dear Ms. Li:

On behalf of our client, US Gold Corporation (“US Gold” or the “Company”), we are writing in response to your letter dated June 30, 2009.  Pursuant to our telephone conversation on Friday, July 10, 2009, you have agreed to review the Company’s proposed response to the comments in advance of filing a formal amendment to its annual report.  Accordingly, this letter contains responses to the comments.

Where appropriate, we have included specific language proposed to be included in the annual report in response to the comment.  In other instances, we are providing information supplementally in response to the comment.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 5

Comment No. 1

The Company proposes to retain the introductory paragraph, but to revise the language to make clear that this section identifies all known material risks.  The annual report will be revised accordingly.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, page 42

Comment No. 2

The Company proposes to amend the accounting policy disclosure in its note and the related disclosure in MD&A as follows:

Long-Lived Assets :  Long-lived assets include property, plant and equipment and inactive mining equipment. We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Recoverability is measured by comparing the net book value to the fair value. When the net book value exceeds the fair value, an impairment loss is measured and recorded. The underlying fair value of buildings and inactive mining equipment located at our Magistral Mine in Mexico is based on the fair value of mineralized material, which is consistent with the assumptions made by third party valuators in assessing the value of mineralized material.  The estimation of mineralized material at the Magistral Mine as well as the fair value per ounce associated with the mineralized material are complex, and require significant subjective assumptions that arise from geological, engineering, and economic data. This data could change over time as a result of numerous factors, including new information gained from exploration activities and reassessments of the value of mineralized material. Changes in data and/or assumptions could cause estimates to substantially change from period to period. Furthermore, in the event that the mine does not resume production in the future, the potential value of the buildings and inactive mining equipment will be impacted.

Goodwill:  Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired.  We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  To accomplish this, we compare the estimated fair values of the reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value at the time of the evaluation, we would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any shortfall would be charged to earnings.  The fair value of the reporting unit was determined using the fair value of the long-lived assets adjusted for the fair value of working capital.

Based on a combination of factors the Company concluded that there were sufficient indicators to require it to perform a goodwill impairment analysis as of September 30, 2008. As a result of that analysis, the Company concluded that an impairment loss occurred and accordingly, it recorded a $107,017,283 goodwill impairment charge related to all of the goodwill on the balance sheet.

Asset Retirement Obligation:  The Company records the fair value of a liability for an asset retirement obligation (“ARO”) in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Ongoing environmental and reclamation expenditures are credited to the asset retirement obligation as incurred to the extent that they relate to the asset retirement obligation and to expense to the extent they do not apply.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk free rate of interest, while taking into account an inflation rate. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to earnings for reclamation and remediation.

Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

A change in the risk free rate and inflation rate used will not have a material impact on the ARO liability balance as the ARO amount is not significant in relation to the Company’s overall balance sheet.

Notes to Consolidated Financial Statements

3.  Mineral Properties and Asset Retirement Obligations, page 62

Comment No. 3

Please be advised that the $2.5M impairment charge was recorded in connection with 2.23 square miles of mineral property interests where the Company dropped the related leases at its discretion during 2008.  The value assigned to these mineral property interests in question was determined in 2007 by an independent valuator as it was a component of the purchase price allocation for acquisitions made by the Company in early 2007.

The Company completed a FAS144 impairment test on the remaining mineral property interests which is based on a combination of the observed market value per square mile in the region and an observed market value per estimated ounce of mineralized material (“VBPP” as you describe) without consideration of potential cash flows since these ounces are not proven and probable reserve ounces.  Both the market value per square mile and an observed market value per estimated ounce of mineralized material were determined by the independent valuator as a part of the purchase price allocation noted above. In addition, the Company reviewed the macro economic assumptions made by the independent valuator in the 2007 valuation report and concluded that the key drivers of value for gold mining companies have improved despite the global economic problems; three year average gold prices increased significantly from approximately $500 per ounce in 2007 at the time of the acquisitions to $700 per ounce while discount rates decreased.  Furthermore, the Company’s exploration results have continued to be positive throughout fiscal 2008, resulting in an increase in the amount of estimated mineralized material compared to the quantities considered in the independent valuator’s report from fiscal 2007.

Comment No. 4

Please be advised that the increase relates to a formerly producing mine in Mexico acquired by the Company in 2007 rather than any significant increase at our existing facilities in Nevada.  We used a third-party engineering firm to perform the assessment of the acquired asset retirement obligation.  There were no changes in the valuation methodology used to estimate the Company’s asset retirement obligations during the 2007 fiscal year.

6. Goodwill, page 63

Comment No. 5

Please be advised that as the Company was preparing its quarterly report for the third quarter of 2008, global equity markets were suffering significant losses and in particular resource stocks were down sharply.  US Gold’s share price declined 43% during the third quarter (from $2.32 per share to $1.32 per share) and had declined 60% since the beginning of 2008.  In October 2008, US Gold’s share price fell as low as $0.38 per share, a nearly 90% decline since the beginning of 2008.

Furthermore, on October 13, 2008, the SEC Regulation Committee made a comment relating to goodwill impairment for reporting entities as at September 30, 2008 indicating that companies were strongly encouraged to perform a reconciliation of total fair value of reporting units to total market capitalization. All of the recorded goodwill was associated with the Company’s Nevada reporting unit. The Magistral Mine represents that Company’s only other reporting unit.

Given the adverse changes in the Company’s share price, the Company calculated market capitalization and noted that it was approximately $125 million compared to net balance sheet assets (including goodwill of $107M) of approximately $300 million.  The fair value of the Nevada properties in the Nevada reporting unit (refer to Comment 3) was determined to be not less than their carrying amount at September 30, 2008 plus working capital. As this was in excess of the market capitalization of the Company, there were no significant factors that we could identify that would reconcile the market capitalization to the fair value of the reporting units. Therefore, the implied fair value of goodwill was zero and the entire balance was written off. Based on these facts, the Company determined that no residual value beyond that attributable to its explorations assets and working capital could be supported, and an impairment charge for goodwill was recorded.

In order to evaluate the disclosure requirements as set out by FAS 142.47, we have considered the following:

a)              The current economic environment and a sustained decline in the Company’s market capitalization has led to the impairment.

b)             The total impairment amounted to $107,017,283, which was all of the Company’s goodwill. This was determined by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount.  This was disclosed in combination in the Goodwill note (Note 6) as well as in the Summary of Significant Accounting Policies (Goodwill).

c)              n/a

8. Shareholders’ Equity, page 66

Comment No. 6

Please be advised that there is no material difference between the rights of the holders of the exchangeable shares and the holders of the Company’s common stock.  While the exchangeable shares have been issued by the Company’s subsidiary, the rights of the holders are substantially the same as the holders of US Gold common stock.

Holders of the exchangeable shares are entitled to notice of, and to vote on, all matters submitted to holders of the Company’s common stock.  Holders of the exchangeable shares vote through a trustee, who owns the 1 share of Series A Special Voting Preferred Stock on behalf of holders of the exchangeable shares.  The share of Series A Special Voting Preferred Stock is entitled to as many votes as the number of outstanding exchangeable shares (other than shares held by US Gold or its subsidiaries).

Holders of the exchangeable shares are entitled to receive, when and as declared by the board of directors of the Company, dividends on the exchangeable shares in an amount equal to dividends declared on shares of US Gold common stock.

In the event of liquidation of US Gold, holders of the exchangeable shares, by virtue of the automatic exchange right attaching thereto, are entitled to exchange each exchangeable share for a share of US Gold common stock, and thereby share in the liquidation on the same basis as holders of the US Gold common stock.

As stated in Note 8 to the consolidated financial statements, the Company has determined that equity classification is appropriate for the exchangeable shares, since the rights of the holders of the exchangeable shares are substantially equivalent to those of holders of the Company’s common stock.

In view of the foregoing information, the Company does not believe that any revision to Note 8 is necessary or appropriate.

Comment No. 7

The Original Indentures executed in connection with the issuance of the Subscription Receipts required an adjustment in the amount of common stock issuable upon conversion of the Subscription Receipts or exercise of the Warrants in connection with certain events and could have resulted in the issuance of an indeterminate amount of common stock.  Although the Original Indentures did not provide for net-cash settlement in the event the Company was unable to meet this obligation, in certain circumstances, physical or net-share settlement was deemed to be outside the control of the Company and, accordingly, the Company was required to account for those freestanding Warrants and the embedded conversion feature as derivative financial instrument liabilities rather than as equity.  The modifications to the Indentures eliminated the potential adjustment in the number of shares issuable upon conversion of a Subscription Receipt or Warrant and instead prohibited the Company from issuing rights, options or warrants convertible into or exchangeable for its common stock at a price per share less than 95% of the then-current market price of the Company’s common stock.  This modification eliminated the requirement to account for the instruments as derivative financial instrument liabilities and allowed for normal classification as equity.

Upon issuance of the Subscription Receipts on February 22, 2006, the Company determined that the appropriate accounting in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”) required the Company to bifurcate the embedded derivative component of the right to receive common shares (the embedded conversion feature) from the host instrument and to account for it and the Warrants as separate free standing derivative financial instruments (liabilities) in accordance with EITF 00-19.  Specifically, the Company did not meet the requirements of EITF 00-19 Paragraph 4 with respect to the Subscription Receipts, Paragraphs 20-24 with respect to both the Subscription Receipts and the Warrants, and Paragraph 19 with respect to the Warrants.  Please see the response to Comment #8 for an explanation of how the conversion from liability to equity complied with applicable authoritative literature.

Comment No. 8

As reflected in the table in Note 8 on page 69 of the Form 10-K, the derivative liability was marked-to-market as of July 24, 2006 in the amount of $89,255,941.  As also reflected in that table, the difference of $51,680,941 between that amount and the original gross proceeds of $37,575,000 (the initial day-one derivative liability) was transferred to equity.  The transfer of the original gross proceeds of $37,750,000 from the derivative liability account to equity is included in the total net proceeds of $69,295,760 on the succeeding line item in the Statement of Shareholders’ Equity, captioned “Sale of subscription receipts for cash, net of issuance costs, shares issued upon conversion of subscription receipts.”  In the aggregate, the July 24, 2006 fair value of the derivative liability of $89,255,941 was transferred to equity.

Exhibits

Comment No. 9

The Company intends to comply with this comment.  Specifically, in connection with filing an amendment to its annual report, the company proposes to file as exhibits the employment agreements entered into with Messrs. Ball and Spears.  The list of exhibits will also be modified to incorporate by reference the Management Services Agreement with 2083089 Ontario Inc. which was previously filed by the Company in connection with its 2007 annual report.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Directors, Executive Officers and Corporate Governance, page 1

Comment No. 10

The Company intends to comply with this comment.  Specifically, the biographical information contained in the annual report and required by Item 401(e) of Regulation S-K will be revised to include more detailed information, including the month and year of each position, the job title and employer, as necessary.

Executive Compensation, page 4

Elements and Mix of Compensation, page 5

Comment No. 11

Please be advised that the Board of Directors relied in part on information provided by a third-party consultant and in part on the general experience of its members in setting base salary levels.  The third party report was commissioned to assist in the assimilation of the three target companies acquired by the

Company in 2007, and addressed a variety of subjects relevant to that objective.

The third party report included, in part, a discussion of the elements and mix of compensation necessary to retain employees of the target companies and to attract new employees, including the base salary rates for various categories of employees.

The report was compiled using data from the natural resource sector of the economy, including, among others, mining, construction and oil and gas.  The specific salary information was based on the information compiled by the firm as part of its recruiting efforts in that sector.  It came from all the industries included in the natural resource sector of the economy.

The Company intends to comply with this comment by revising the disclosure in its annual report to include the foregoing information.

Specific Compensation Decisions, page 6

Comment No. 12

The Company intends to comply with this comment.  The disclosure contained in the annual report will be revised to specify the date the option was granted and to clarify that the option was a non-qualified option.

Comment No. 13

The Company intends to comply with this comment.  Specifically, the relevant section of Item 11 of the annual report will be revised to discuss in necessary detail equity awards granted to the named executive officers in 2008.

Security Ownership of Certain Beneficial Owners, page 11

Comment No. 14

The Company intends to comply with this comment.  Specifically, footnote 5 to the Beneficial Ownership Table contained in Item 12 of the annual report will be revised to eliminate the disclaimer by Mr. McEwen.

Engineering Comments

Tonkin Complex, page 17; Gold Bar Complex, page 20; Palmarito Project, page 31

Comment No. 15

The Company intends to comply with this comment.  Specifically, the Company proposes to revise relevant sections of the Annual Report to:

•                  Remove any reference to measured, indicated, inferred mineral resource, geological resources and the associated estimates from the filing;

•                  Disclose estimates as “mineralized material” and include only estimates as tonnage and grade (with no unit estimates); and

•                  Eliminate any reference to inferred resources.

The Company will also disclose that such deposits do not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade and other factors has been concluded.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.  Upon receipt of such confirmation, the Company will prepare and file an amendment to its annual report promptly.

We look forward to hearing from you.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz
David J. Babiarz

cc:                               US Gold Corporation

KPMG LLP

Stark Winter Schenkein & Assoc., LLP